

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 4, 2008

Ms. Janet F. Clark
Executive Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723

> **Re:** **Marathon Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-5153**

Dear Ms. Clark:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief